Exhibit 99.2

2025  FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED  Signature Signature, if held jointly Date 2025. Note: Signature should agree with name printed hereon. If shares are held in the name of more than one person, EACH joint owner should sign. Executors, administrators, trustees, guardians, and attorneys should indicate the capacity in which they sign. Attorneys should submit powers of attorney. Please mark like this X your votes 200028 Blue Gold Proxy Card Rev2 Front CONTROL NUMBER PROXY THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1 PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY. YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. Vote by Internet - QUICK YYY EASY IMMEDIATE - 24 Hours a Day, 7 Days a Week or by Mail Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card . Votes submitted electronically over the Internet must be received by 11 : 59 p . m . , Eastern Time, on September 7 , 2025 . INTERNET – www.cstproxyvote.com Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares. Vote at the Meeting – If you plan to attend the virtual online extraordinary general meeting, you will need your 12 digit control number to vote electronically at the extraordinary general meeting. To attend the extraordinary general meeting, visit: https://www.cstproxy.com/bluegoldmine/2025 1. As a special resolution, that the amended FOR AGAINST ABSTAIN and restated memorandum and articles of association of Blue Gold Limited currently in effect be amended and restated by adoption of the second amended and restated memorandum and articles of association in the form set forth in Appendix A to the proxy statement in substitution for the existing memorandum and articles of association, effective immediately .

200028 Blue Gold Proxy Card Rev3 Back

2025

Important Notice Regarding the Internet Availability of Proxy Materials for the Extraordinary General Meeting of Shareholders to be held on September 8, 2025.

To view the 2025 Extraordinary General Meeting Proxy Statement, the 2024 Annual Report and to Attend the Extraordinary General Meeting, please go to: https://www.cstproxy.com/bluegoldmine/2025

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned appoints and , and each of them, as proxies, each with the power to appoint his substitute, and authorizes each of them to represent and to vote, as designated on the reverse hereof, all of the Class A ordinary shares of Blue Gold Limited held of record by the undersigned at the close of business on August 19, 2025, at the Extraordinary General Meeting of Shareholders of Blue Gold Limited to be held on September 8, 2025, or at any adjournment thereof.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF PROPOSAL 1, AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE EXTRAORDINARY GENERAL MEETING. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

(Continued and to be marked, dated and signed on the other side)